                                                    APPENDIX D

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-K

              /X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1999

                                       OR

            / / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _______________________ TO ______________________

               COMMISSION FILE NUMBER:          0-15374
                                          _____________________

                           PENTECH INTERNATIONAL INC.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

                  DELAWARE                                  23-2259391
    ------------------------------------              ----------------------
      (STATE OR OTHER JURISDICTION OF                    (I.R.S. EMPLOYER
       INCORPORATION OR ORGANIZATION)                 IDENTIFICATION NUMBER)

             195 CARTER DRIVE,
             EDISON, NEW JERSEY                               08817
    ------------------------------------              ----------------------
      (ADDRESS OF PRINCIPAL EXECUTIVE                       (ZIP CODE)
                  OFFICES)


       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (732) 287-6640

        Securities registered pursuant to Section 12(b) of the Act: None

          Securities registered pursuant to Section 12(g) of the Act:

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                                (TITLE OF CLASS)

     Indicate by check mark whether the registrant (i) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (ii) has been subject to such filing requirements for the past 90 days. Yes X No _

     Indicate by check mark if disclosure of delinquent filers pursuant to
Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

     The aggregate market value of the shares of Common Stock held by non-affiliates of the registrant on December 16, 1999, was approximately $5,296,933 based on the average of the closing bid and asked quotations of the registrant's Common Stock, par value $.01 share, as reported by NASDAQ on December 16, 1999.

     On December 16, 1999, there were outstanding 12,571,258 shares of the registrant's Common Stock.

     The Proxy Statement of the registrant to be filed on or before January 29, 2000 is incorporated herein by reference.
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                                      D-1

                                     PART I

ITEM 1. BUSINESS.

     (a) Pentech International Inc. (the "Company") was formed in April 1984 to design and market writing and drawing instruments and other stationery products. In November 1989, the Company formed a wholly-owned subsidiary, Sawdust Pencil Co. ("Sawdust"), to manufacture certain of the Company's writing instruments. The Company and its wholly-owned subsidiaries are collectively referred to herein as the "Company."

     (b) The Company primarily operates in one business segment: the manufacture and marketing of pens, markers, pencils, other writing instruments and activity kits, primarily to major mass market retailers located in the United States, under the "Pentech" name or licensed trademark brand. For financial information relating to this business segment, please refer to the financial statements contained elsewhere herein.

     (c) The Company's product line consists of pens, markers, pencils, activity products and miscellaneous products. These products compete on the basis of special features, packaging design, quality and price, or a combination of these characteristics. The Company believes its reputation and ability to develop innovative products and marketing programs for its products, through the industry experience and marketing expertise of its management, are principal success factors.

     The Company has also had an ongoing program to secure select license agreements with licensors of established trademarks to utilize with certain of the Company's products. The Company views its licenses as an important ingredient in offering a strong product line with strong consumer appeal.

          (i) The Company markets its product line on a direct basis as well as through approximately 100 independent, nonexclusive, sales representatives throughout the United States. Generally sales initiated by the sales representatives are made directly to retail chains including mass merchants, chain drug stores, grocery stores, warehouse clubs, and office supply super stores. The Company also has limited sales to the stationary, military and college store markets and some sales through distributors and wholesalers. Additionally, the Company sells its products in Canada, Europe, Mexico and other selected countries, generally through a variety of distribution arrangements.

          The percentages of revenues contributed by the following classes of products over the Company's last three fiscal years are as follows:

                                                                                     ACTIVITY
                                                      PENS     MARKERS    PENCILS    PRODUCTS    MISCELLANEOUS
                                                      -----    -------    -------    --------    -------------
     FY 1997.......................................    27.8%     19.2%      33.4%      14.4%          5.2%
     FY 1998.......................................    18.8%     26.5%      42.0%      11.7%          1.0%
     FY 1999.......................................    13.6%     27.6%      45.3%      13.5%           --

          (ii) The Company conducts market research to stay abreast of consumer trends and to gauge the demand for new writing instruments and related products. Once the Company identifies a product for marketplace introduction, it either selects a suitable overseas manufacturer to manufacture the product or elects to manufacture the product itself.

          The Company's domestic pencil and marker manufacturing facility, Sawdust, is presently being utilized by the Company to manufacture a significant portion of the Company's writing instruments. Sawdust's capacity (on a two shift basis) is approximately $34,500,000 (wholesale value) of pencils, markers and other writing instruments. During the Company's fiscal year ended September 30, 1999 ("Fiscal 1999"), the Company manufactured approximately $28,200,500 (wholesale value) of products at Sawdust, which represents 81.7% of its current capacity and approximately 44.2% of the Company's current sales requirements. During its fiscal year ended September 30, 1998 ("Fiscal 1998"), the Company manufactured 42% of the wholesale value of the products it sold.

          An important part of the product development process is packaging. The Company leverages its unique packaging style to reinforce its image as a marketer of modern, well-designed, high quality, and reasonably priced writing instruments and children's activity products.

          (iii) The Company utilizes foreign manufacturers to supply a large percentage of the products it sells. It acquires a majority of its products from contract manufacturers located in Taiwan, China, Korea, Italy, India and other foreign countries. Such products are manufactured to the Company's order. The Company generally acquires its imported products pursuant to purchase orders, which typically provide for delivery within 60 to 90 days after the order. The present policy is to establish with a majority of its vendors payment terms ranging from 30 to 60 days and finance the remainder pursuant to letters of credit.

          To date, the Company has experienced limited supply shortages with respect to these imported products. The Company has occasionally incurred additional costs by shipping goods into its warehouse via airfreight, as opposed to by ship when the manufacturers did not timely deliver products or the Company required faster delivery. The Company is unable to predict whether it will experience similar or more severe product shortages in the future. The Company has successfully developed alternative sources of supply for virtually all of its important items to ensure timely deliveries in the event of a disruption in deliveries due to a dispute with any overseas manufacturer or any other reason. The Company has achieved this through building Sawdust and developing multiple sources in Taiwan, China, Korea, Italy, India and other foreign countries. As a result, the loss of any one overseas manufacturer would probably not create any long-term disruptions in the Company's ability to ship its goods to its customers on a timely basis. Management believes that it is not now dependent, upon any one manufacturer for its product lines. It believes that products of quality comparable to its present products could, if necessary, be acquired from a variety of overseas manufacturers at comparable rates.

          The Company obtains raw materials for Sawdust from domestic and foreign suppliers. It has not faced material supply shortages, and it generally has multiple sources for most of its product requirements. Due to a determination by the United States International Trade Commission that certain Chinese manufacturers of pencils were dumping these pencils in the United States, the Company has been required to pay "Dumping Duties" to acquire pencils from certain of its Chinese suppliers of pencils. The Company has also been successful in developing additional sources for its supply of certain of its pencils. In some instances, this has resulted in increased costs to the Company for the wood for its pencils. Recently, certain of the Company's Chinese suppliers of pencils and related products have been the subject of a redetermination which, in certain instances, increased the amount of Dumping Duties the Company has or may be required to pay. The Company has accrued for any additional duties which may arise from this redetermination.

          On September 26, 1999 the Company signed a letter of intent with a Chinese manufacturer to establish a joint venture in Shanghai China for the purpose of developing additional capability to manufacture pencils and markers. The transaction is subject to the manufacturer's ability to operate the Company's machinery and produce comparable product, approval of the Company's bank, final approval of the Company's Board of Directors, approval of the Chinese government, and approval of the final documents. Accordingly, there is no assurance that the transaction will be completed, or what, if any, impact this will have on the Company's current manufacturing operations.

          As of the September 30, 1999 the Company has not recorded any impact of this transaction given the uncertainty of its successful completion, however, if the transaction is successful there is the potential of some costs associated with closing down the Company's domestic manufacturing facility.

          (iv) The Company generally markets its products under the individual product's name and either the Company's name or the trademark of one of its licensors. In the event opportunities present themselves which the Company determines are advantageous for it to import certain products in bulk on a private label basis (i.e., store brand), the Company may capitalize on such opportunity. In such event, the Company may request an advance deposit from the customer before effecting such transaction, depending on the credit worthiness of the customer. This, historically, has been a small portion of the Company's business.

          The Company's marketing efforts include the development of special promotions in connection with purchases of merchandise by certain major chain stores. These promotions often feature advertising allowances, free goods and free displays or permit the sale of several of the Company's products at one favorable price. The funding for these special promotions is substantially derived from the revenues to be received from the sales themselves, and generally the Company is not required to allocate a large portion of its working capital to such efforts. The Company also has designed point of purchase product displays which it offers to its customers.

          The Company has entered into license agreements with entities such as Lucasfilm, Ltd. (Star Wars), The Walt Disney Company (Mickey Mouse and Winnie the Pooh), the NBA (National Basketball Association), the NHL (National Hockey League), the NFL (National Football League), and Coca-Cola

     Company, using these trademark names on the Company's products. In most situations, the licensor requires an advance royalty, a royalty against net sales for licensed products and a minimum royalty. Generally, the Company satisfies the minimum royalty; occasionally it does not. When the Company is unable to meet the minimum sales levels required under a license, the Company must pay the minimum royalty and possibly incur losses as a result thereof. The Company evaluates its licenses carefully and attempts to minimize such losses. These licenses have terms ranging from one to three years and are renewed by mutual consent from both parties.

          Except when the Company uses trademarks owned by others, the Company follows a policy of registering with the U.S. Patent and Trademark Office trademarks covering the names of items in its product line and proposed names for new items. The Company has been awarded trademarks in the past. There is no assurance that any pending trademarks will be registered.

          (v) The business of the Company has certain seasonal aspects. Sales tend to increase during the months of May through August, because retailers buy in anticipation of fall school opening, and to decrease during the months of September through December. The Company has been developing marketing programs to reduce the impact of this seasonality.

          (vi) The Company maintains a warehouse in North Brunswick, NJ, for a portion of its inventory.

          Generally, the Company does not require any of its customers to post letters of credit or to advance any deposits on orders, except in certain instances, depending upon the creditworthiness of the customer, for special orders. The Company analyzes each special order customer independently to determine whether any deposits should be paid. The Company considers credit rating, location, and amount of order, among other factors, to determine whether a deposit is required. Normal credit terms are "net 30 days." The Company, in certain instances, follows the industry practice of "School Dating," which is the shipment of products from May through August, for which payment is not due until September or October. The Company reviews its credit practices regularly and currently attempts to insure 80% of its receivables through credit insurance. In the past, the Company has experienced a limited amount of bad debts from its customers, usually as a result of a bankruptcy. In such a case the Company's policy has been to liquidate its claims as promptly as reasonable under the circumstances. This has been further ameliorated since the Company obtained credit insurance. The Company believes it has sufficient resources to manage its credit function.

          (vii) The Company's primary customers include major mass market retailers in the United States. In Fiscal 1999, one customer accounted for 9% of the Company's revenues. While the loss of this customer could have a material adverse impact upon the Company in the short-term, the Company believes such impact would be minimized in the long-term since the Company could either reduce its expenses related to this customer or sell all or a portion of these products to other customers.

          Certain of the Company's customers include:

                  -- Office Max                 -- Walgreen Drug
                  -- Walmart                    -- Eckerd
                  -- Target                     -- Staples

          The above list of customers does not include independent distributors nor products the Company sells to the stationery, military and college store markets.

          The Company advertises in trade journals on a limited basis and maintains display booths for use at trade shows. It owns several booths that attractively display its line of products for such trade shows. The Company has developed a website to attractively display its products on the world wide web located at "www.pentechintl.com." The Company has no current plans for any other major advertising campaign, however it regularly investigates additional advertising avenues.

          The Company warrants its merchandise against manufacturing defects. In the event of any such returns the Company evaluates the problem and attempts to rectify the problem for the customer, if possible. The Company believes it maintains adequate product liability insurance.

          (viii) As of December 16, 1999 and 1998, the Company's backlog of firm written orders was approximately $1,600,000 in each year. This backlog is comprised of the normal delay between receipt and processing of orders and orders for delayed delivery. All orders were delivered or are expected to be filled within the applicable fiscal year.

          (x) The industry in which the Company is engaged is highly competitive. The Company competes with a large number of companies, including such well-known companies as Bic Pen Company, Papermate, RoseArt Industries, Inc. and Newell. Some of the Company's competitors have far greater financial resources and sales. The Company generally competes on the basis of the special features of its products, quality, packaging design (which includes the individual product's name and the Company's name and logo or the trademark of one of the Company's licensors) and price.

          (xiii) As of December 16, 1999, the Company had approximately 146 employees. The Company's sales are made primarily by independent sales organizations which are compensated exclusively on a commission basis with commissions ranging from two and one half to seven percent. The Company does not anticipate a substantial increase in the number of its employees in the near future. The Company considers its relations with its employees to be good. In December 1992, the production and maintenance employees of the Company's wholly-owned subsidiary, Sawdust, voted to join Local 478 of the International Brotherhood of Teamsters (the "Union"). In the Company's fiscal year ended September 30, 1996 ("Fiscal 1996"), Sawdust renewed its labor agreement with the Union for the benefit of these employees, which agreement expired August 31, 1999. At present, the Union has agreed to work under the terms and conditions of the expired contract until a new contract is negotiated and a determination is made as to the impact of the Company's investigation into moving a portion of its manufacturing operations overseas.

     (d) The Company exported approximately 6.3% of its sales, primarily to customers in Canada, Europe and Mexico, during Fiscal 1999.

ITEM 2. PROPERTIES.

     The Company's present executive offices are located at 195 Carter Drive, Edison, New Jersey 08817, where it occupies general office, sales and warehouse space of approximately 40,500 square feet pursuant to a five year lease expiring March 1, 2003.

     The Company extended its lease for five years commencing June 1, 1995 (the "Sawdust Lease") for approximately 50,000 square feet for Sawdust's premises. These premises are located at 44 National Road, Edison, NJ 08817. The Sawdust Lease, which is triple net, currently requires annual rental payment of $180,936 with yearly increment additions in each subsequent year of the Sawdust Lease's term. The Sawdust Lease contains an option to renew on terms providing for moderate increases in rent for up to an additional five years.

     The Company entered into a five year lease for a warehouse at 1101 Corporate Road, North Brunswick, New Jersey (the "Warehouse Lease") for approximately 130,000 square feet, which commenced on September 1, 1995. The Warehouse Lease provides for annual base rent of approximately $436,000 per year.

     The Company entered into a year-to-year lease for a sales office in Madison, Wisconsin (the "Madison Lease"). The Madison Lease is for approximately 1,885 square feet and commenced May 1, 1997. The Madison Lease calls for annual rental of $24,318, which increases by 3.5 percent each subsequent lease year until termination.

     The Company entered into a month-to-month lease for a studio at 75 Broad Street, Red Bank, New Jersey for approximately 2,400 square feet which commenced on April 1, 1997. The Studio Lease provides for monthly rent of $3,700.

ITEM 3. LEGAL PROCEEDINGS.

     There are no legal proceedings to which the Company is a party or known to be contemplated that are deemed material by the Company at the present time, and the Company knows of no material legal proceedings pending or threatened, or judgments entered, against any director or officer of the Company in his capacity as such.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

     Not applicable.

                                    PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     (a) The shares of Common Stock are traded on the National Association of Securities Dealers Automatic Quotation System ("NASDAQ") National Market System under the symbol PNTK. The following table shows the closing high and low "bid" prices of these shares as reported by NASDAQ during the Company's last two fiscal years presented on a calendar year basis. Such quotations represent prices between dealers without retail markups, markdowns or commissions and may not represent actual transactions.

                                                                                           HIGH      LOW
                                                                                           ----      ---
1999
  1st Quarter...........................................................................     1 3/16    9/16
  2nd Quarter...........................................................................     1 7/32    5/8
  3rd Quarter...........................................................................      25/32   19/32
  4th Quarter...........................................................................     1 15/32   3/4
1998
  1st Quarter...........................................................................     3 1/16   2 1/2
  2nd Quarter...........................................................................     2 31/32  1 1/8
  3rd Quarter...........................................................................     2        1 1/8
  4th Quarter...........................................................................     1 13/16   15/16

     On December 16, 1999, the closing "bid" and "ask" prices for the Common Stock were $ 11/16 and $ 25/32 respectively, as reported by NASDAQ.

     (b) On December 16, 1999, the number of shareholders of record of the Common Stock was 430. The Company is aware that it has a substantial number of additional shareholders who hold their shares of Common Stock in "street name."

     (c) The Company has not declared a cash dividend in the past and is not permitted to do so without the consent of its lender. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ITEM 6. SELECTED FINANCIAL DATA.

     The following summary of financial information should be read in conjunction with the Financial Statements and notes thereto included elsewhere in this Form 10-K.

                          STATEMENT OF OPERATIONS DATA

                                                                     FISCAL YEARS ENDED SEPTEMBER 30,
                                                            ---------------------------------------------------
                                                             1999       1998       1997       1996       1995
                                                            -------    -------    -------    -------    -------
                                                                 ($000S OMITTED EXCEPT PER SHARE AMOUNTS)
Net sales.................................................  $60,949    $57,485    $60,806    $61,679    $54,892
Net (loss) income.........................................     (334)    (3,504)       600     (5,317)    (1,059)
Basic and diluted net (loss) income per share.............  $  (.03)   $  (.28)   $   .05    $  (.51)   $  (.10)
Weighted average number of shares outstanding.............   12,570     12,537     12,297     10,497     10,661
Dividends.................................................       --         --         --         --         --

                               BALANCE SHEET DATA

                                                                                SEPTEMBER 30,
                                                              ---------------------------------------------------
                                                               1999       1998       1997       1996       1995
                                                              -------    -------    -------    -------    -------
                                                                                ($000S OMITTED)
Working capital............................................   $11,971    $12,883    $15,452    $13,676    $16,928
Total assets...............................................    36,094     41,583     42,503     48,189     44,518
Notes and bankers' acceptances payable (included in current
  liabilities).............................................    13,882     18,618     17,238     22,841     17,011
Long-term debt.............................................     1,500      2,000      2,300      2,300         --
Shareholders' equity.......................................    13,985     14,758     17,591     16,028     21,345

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.


     (a) Results of Operations


  Fiscal 1999 compared to Fiscal 1998

     Net sales for Fiscal 1999 were $60,949,084 as compared to $57,485,045 for Fiscal 1998, reflecting an increase of $3,464,039 or approximately 6%. This was the result of the success of the Company's new licenses and further market penetration of the Company's childrens activity product line.

     In Fiscal 1999, the Company had income from operations of $1,133,057 as compared to a loss from operations of $2,339,443 in Fiscal 1998. The Company's gross profit of 31.9% in Fiscal 1999 increased from 28.1% in Fiscal 1998 largely in part to the increased sales from its three new licenses, which have higher gross profit margins. In addition, the Company made an investment through aggressive pricing to gain shelf space for its children's activity product line in the prior year.

     The Company's selling, general and administrative ("SG&A") expenses decreased during Fiscal 1999 to $18,286,990 from $18,474,161 in Fiscal 1998, reflecting an decrease of $187,171. SG&A as a percentage of sales also decreased to 30% from 32.1%. This decrease was primarily related to the Company's cost reduction program offset by the increase in royalty expenses associated with the success of the Company's three new licenses. In addition, in the prior year, the Company incurred higher promotional costs associated with the launch of its activity product line.

     During Fiscal 1999, the Company's average level of short-term borrowings increased to $16,500,000 from $16,000,000 in Fiscal 1998. This was due to the increased loan balance at the beginning of Fiscal 1999 resulting from the higher inventory levels. These levels were reduced during the course of the year. The Company's effective annual interest rate decreased from 8.4% to 8.0%. In addition, interest incurred on the settlement note was lower from the prior year as a result of quarterly principal payments. As a result, the Company's interest expense decreased during Fiscal 1999 to $1,470,699 from $1,528,779.

     During Fiscal 1999, the Company increased its valuation allowance against all of its deferred tax assets from $2,614,202 to $2,670,714 due to the uncertainty of the Company's ability to utilize its federal and state net operating loss carryforwards.

     As a result of the above, the Company recognized a net loss of $333,609, or $.03 per share, in Fiscal 1999 as compared to a net loss of $3,504,303, or $.28 per share, in Fiscal 1998.

  Fiscal 1998 Compared to Fiscal 1997

     Net sales for Fiscal 1998 were $57,485,045 as compared to $60,806,386 for Fiscal 1997, reflecting a decrease of $3,321,341 or approximately 5.5%. Sales from three of the Company's licensed products were down from the previous year as were sales from promotional and holiday programs. This was offset, in part, by the success of the children's activity products as well as commodity programs.

     In Fiscal 1998, the Company had a loss from operations of $2,339,443 as compared to income from operations of $2,155,227 in Fiscal 1997. The Company's gross profit of 28.1% in Fiscal 1998 decreased from 34.3% in Fiscal 1997. The Company's gross profit decreased principally due to the decline in licensed products which historically are marketed at higher margins and, to a lesser extent, to an inventory write-down and the impact of a large return of promotional back-to-school products. The Company also made an investment to gain shelf space for its activity product line through aggressive pricing and various other promotions.

     The Company's SG&A expenses increased during Fiscal 1998 to $18,474,161 from $17,988,791 in Fiscal 1997, reflecting an increase of $485,370. SG&A expenses as a percentage of sales also increased from 29.6% to 32.1%. The increase was primarily related to higher promotional costs associated with the Company's launch of its activity product line to new retail stores. The Company incurred higher bad debt expense as a result of bankruptcies of two customers. The Company also incurred additional costs for the development of products for two of its new licenses. Warehouse and freight expenses also increased as a percentage of sales due to a decline in the average order size as a result of increased sales to the office superstores. Finally, the percentage of SG&A expenses to revenues increased as a result of higher levels of fixed costs incurred but there was lower sales volume.

     In the second quarter of Fiscal 1998, the Company as part of the settlement of a lawsuit, was awarded $965,000, net of legal fees.

     During Fiscal 1998, the Company's average level of short-term borrowings remained unchanged from the prior year at approximately $16,000,000. This was due to the sale of assets, related to the cosmetic product line, plus the litigation settlement offset by an increase in inventory levels and the operating loss. The Company's effective annual interest rate decreased from 8.7% to 8.4%. In addition, interest incurred on the settlement note was lower than the prior year as a result of quarterly principal payments, which began in January 1998. As a result, the Company's interest expense decreased during Fiscal 1998 to $1,528,779 from $1,583,750.

     During Fiscal 1998, the Company increased its valuation allowance against its deferred tax assets from $965,565 to $2,614,202. The increase of $1,648,637 was recorded due to the uncertainty of the Company's ability to fully utilize federal and state net operating loss carryforwards.

     Based on the above, the Company recognized a net loss of $3,504,303 in Fiscal 1998 as compared to net income of $600,014 in Fiscal 1997.

  (b) Liquidity and Capital Resources

     Cash and cash equivalents decreased to $0 at September 30, 1999 from $759,349 at September 30, 1998. Accounts receivable increased to $15,300,613 at September 30, 1999 from $14,327,195 at September 30, 1998, primarily due to higher sales volume. The Company believes that its allowance for doubtful accounts and its accrual for returns and advertising allowances are adequate given the Company's detailed review of its accounts receivable aging, its review of subsequent cash receipts, its use of credit limits and its on-going credit evaluation and account monitoring. In addition, the Company has credit insurance on most of its major accounts receivable. Inventory decreased to $15,415,326 at September 30, 1999 from $20,015,241 the year before due to the Company's inventory reduction program. The decrease to $3,154,383 for equipment at September 30, 1999 from $3,562,283 at September 30, 1998 primarily reflects a reduction in the rate of equipment purchases. Notes payable at September 30, 1999 decreased to $13,881,901 from $18,618,186 at September 30, 1998 due primarily to the decreased inventory levels.

     Net cash provided by operating activities for the Fiscal 1999 was $4,606,458 as compared to net cash used in operating activities of $1,309,440 for Fiscal 1998. This increase was primarily due to improved operating results, the reduction in inventory, and to a lesser extent, the increase in accounts payable offset by the increase in accounts receivable.

     Cash used in investing activities during Fiscal 1999 of $630,272 was higher than $9,643 in the prior year due to proceeds from the sale of the cosmetic assets in the prior year.

     The cash used in financing activities during Fiscal 1999 was $4,735,535 as compared to cash provided by financing activities of $1,429,620 in Fiscal 1998. The decrease in cash provided by financing activities was primarily due to the decrease in notes payable. As a result of these activities, cash and cash equivalents decreased $759,349 during Fiscal 1999 as compared to an increase of $110,537 during Fiscal 1998.

     As a result of the above, the Company's working capital decreased to $11,970,736 at September 30, 1999 from $12,882,941 at September 30, 1998.

     In January 1997, the Company entered into a three year $30,000,000 revolving credit facility with BankAmerica Business Credit, Inc. now known as Bank of America, N.A.("BABC") (the "Credit Agreement"). The amount of drawings under the facility is subject to limitations based upon eligible inventory and accounts receivable as described in the Credit Agreement. The Credit Agreement is collateralized by a security interest in substantially all of the assets of the Company. In addition, in accordance with the Credit Agreement, the Company has agreed, among other things, to the maintenance of certain minimum amounts of tangible net worth and minimum interest coverage ratios. In January 1999, the Company and BABC entered into an agreement to amend the Credit Agreement. This amendment, among other things, modified certain financial covenants for Fiscal 1999, reduced the revolving credit facility to $25,000,000, lowered the maximum inventory advance and allowed for a seasonal over-advance.

     In December 1999, the Company and BABC entered into an agreement to renew the Credit Agreement for an additional three years (the "Renewal"). The Renewal, among other things, waives compliance with certain financial covenants violated at September 30, 1999, modifies the financial covenants for the next three fiscal years, increases the maximum inventory advance and allows for a seasonal over-advance.

     The note issued in connection with the legal settlement referred to above requires $100,000 quarterly principal payments through April 1, 2004.

     The Company continued several actions to increase its liquidity during Fiscal 1999. It continued a policy of obtaining 30 to 60 days vendor credit to finance a majority of its purchases; previously these purchases had been financed pursuant to letters of credit. Actions were also taken to reduce the number of items held in inventory as well as reduce its headcount.

     On September 26, 1999 the Company signed a letter of intent with a Chinese manufacturer to establish a joint venture in Shanghai China for the purpose of developing additional capability to manufacture pencils and markers. The transaction is subject to the manufacturer's ability to operate the Company's machinery and produce comparable product, approval of the Company's bank, final approval of the Company's Board of Directors, approval of the Chinese government, and approval of the final documents. Accordingly, there is no assurance that the transaction will be completed, or what, if any, impact this will have on the Company's current manufacturing operations.

     As of the September 30, 1999 the Company has not recorded any impact of this transaction given the uncertainty of its successful completion, however, if the transaction is successful there is the potential of some costs associated with closing down the Company's domestic manufacturing facility.

     As a result of the seasonal nature of the Company's business, the Company's use of credit increases significantly in the months of May, June, July and August as the Company finances its inventory and receivables, and declines in September and October after collection of the invoices from its Back-to-School sales.

     The Company anticipates that its revolving credit line provided by the Credit Agreement, together with anticipated cash flow from operations, will be sufficient to provide liquidity on both a short-term and long-term basis to finance current and future operations.

     With respect to the Year 2000 issue, all internal computer equipment, manufacturing, distribution and business equipment are Year 2000 compliant. The Company utilizes a third party software package to run its internal operating and accounting systems and purchased and installed the Year 2000 compliant version in December 1998. In addition, all telecommunications equipment and computer applications are Year 2000 compliant. The Company has, therefore, not developed any contingency plans relating to Year 2000 issues. Year 2000 problems involving third parties may have a negative impact on the Company's customers or suppliers, the general economy or on the ability of businesses generally to receive essential services (such as telecommunications, banking services, etc.). Any such problem could have a material adverse effect on the Company's business and financial condition. The Company has contacted its major suppliers and customers in order to assess any third party risk, the majority of which has stated that they are Year 2000 compliant, however, the Company is unable at this time to assess the possible impact on its business of Year 2000 problems involving any third party. The costs associated with becoming Year 2000 compliant were not material and, for the most part, were absorbed in the Company's normal information technology budget. Although the Company believes that its systems are Year 2000 compliant, there can be no assurance that unanticipated Year 2000 problems will not arise which, depending on the nature and magnitude of the problem, could have a material adverse effect on the Company's business and financial condition.

  (c) Safe Harbor Statement

     Statements which are not historical facts, including statements about the Company's confidence and strategies and its expectations about new and existing products, technologies and opportunities, market and industry segment growth, demand and acceptance of new and existing products are forward looking statements that involve risks and uncertainties. These include, but are not limited to, product demand and market acceptance risks; the impact of competitive products and pricing; the results of financing efforts; the loss of any significant customers of any business; the effect of the Company's accounting policies; the effects of economic conditions and trade, legal, social, and economic risks, such as import, licensing, and trade restrictions; the results of the Company's business plan and the impact on the Company of its relationship with its lender.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

     None.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.


     This information is contained on pages D-13 through D-28 hereof.


ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     None.

                                    PART III

     The information required by this section will be incorporated by reference to the Proxy Statement of the Company to be filed with the Securities and Exchange Commission on or before January 29, 2000.

                                    PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K.

     (a) (1) Financial Statements


                                                                                                            PAGE
                                                                                                           -------
Independent Auditors' Report.............................................................................  D-13
Consolidated Balance Sheets as of September 30, 1999 and 1998............................................  D-14
Consolidated Statements of Operations for the years ended September 30, 1999, 1998 and 1997..............  D-15
Consolidated Statements of Shareholders' Equity for the years ended September 30, 1999, 1998 and 1997...............................................................................................  D-16
Consolidated Statements of Cash Flows for the years ended September 30, 1999, 1998, and 1997...............................................................................................  D-17
Notes to Consolidated Financial Statements...............................................................  D-18-27


     (a) (2) Financial Statement Schedules

Schedule II--Valuation and Qualifying Accounts and Reserves..............................................  D-28

     All other schedules are omitted because they are not applicable, not required, or because the required information is included in the financial statements or notes thereto.

     (a) (3) Exhibits


  3.1   --   The Company's Certificate of Incorporation, as amended, incorporated by reference to Exhibit 3.1 to
             Registration Statement No. 2-95102-NY of the Company ("Form S-18").

  3.2   --   The Company's By-laws incorporated by reference to Exhibit 3.2 of Form S-18.

 10.1   --   1989 Stock Option Plan incorporated by reference to Exhibit 4.2 to the Registration Statement
             No. 33-27009 on Form S-8.

 10.2   --   1993 Stock Option Plan incorporated by reference to Exhibit 4.1 to the Registration Statement
             No. 33-67802 on Form S-8.

 10.3   --   1995 Stock Option Plan is incorporated by reference to Exhibit 4.1 to the Registration Statement
             No. 333-30595 filed on Form S-8.

 10.4   --   Loan and Security Agreement dated as of January 13, 1997, among the Company, Pentech Cosmetics, Inc.,
             Sawdust Pencil Co. and BankAmerica Business Credit, Inc. incorporated by reference to Exhibit 10.7 of the
             Company's Form 10-K Annual Report for its fiscal year ended September 30, 1996.

 10.5   --   Waiver and First Amendment to Loan and Security Agreement among the Company, Pentech Cosmetics, Inc.,
             Sawdust Pencil Co. and BankAmerica Business Credit, Inc. dated as of January 11, 1999 incorporated by reference to Exhibit 10.5 of the Company's Form 10-K Annual Report for its fiscal year ended
             September 30, 1998.

 10.6   --   Waiver, Consent and Second Amendment to Loan and Security Agreement by and among Bank of America, N.A., the Company, Pentech Cosmetics and Sawdust Pencil Co. dated as of December 20, 1999.

 10.8   --   Subsidiaries of the Company.

 23.1   --   Consent of Ernst & Young LLP dated December 28, 1999.

   27   --   Financial Data Schedule.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                          PENTECH INTERNATIONAL INC.

December 27, 1999                                       By:           /s/ DAVID MELNICK
                                                           ------------------------------------------
                                                                         David Melnick
                                                              President and Chief Executive Officer

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, THIS REPORT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

            /s/ NORMAN MELNICK              Chairman of the Board of Directors               December 27, 1999
------------------------------------------
              Norman Melnick

            /s/ DAVID MELNICK               President and Chief Executive Officer and        December 27, 1999
------------------------------------------  Director (principal operating officer)
              David Melnick

           /s/ JOHN F. KUYPERS              Director                                         December 27, 1999
------------------------------------------
             John F. Kuypers

           /s/ RICHARD S. KALIN             Secretary and Director                           December 27, 1999
------------------------------------------
             Richard S. Kalin

              /s/ ROY L. BOE                Director                                         December 27, 1999
------------------------------------------
                Roy L. Boe

           /s/ ROBERT K. SEMEL              Director                                         December 27, 1999
------------------------------------------
               Robert Semel

            /s/ WILLIAM VISONE              Executive Vice President--Strategic Planning     December 27, 1999
------------------------------------------  and Director (principal financial officer)
              William Visone

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Pentech International Inc.

We have audited the accompanying consolidated balance sheets of Pentech International Inc. and subsidiaries as of September 30, 1999 and 1998 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended September 30, 1999. Our audits also included the financial statement schedule listed in the Index at
Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pentech International Inc. and subsidiaries as of September 30, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1999, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects the information set forth therein.


                                          /s/ ERNST & YOUNG LLP
                                          -------------------------
                                          Ernst & Young LLP


MetroPark, New Jersey
December 8, 1999, except
  for Note 3(c), as to which the
  date is December 20, 1999

                  PENTECH INTERNATIONAL INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                                            SEPTEMBER 30,
                                                                                      --------------------------
                                                                                         1999           1998
                                                                                      -----------    -----------
                                 ASSETS (NOTE 3)
Current Assets:
  Cash and cash equivalents........................................................   $        --    $   759,349
  Accounts receivable, net of allowance for doubtful accounts $35,654 and $128,814
     in 1999 and 1998, respectively)...............................................    15,300,613     14,327,195
  Inventory (Note 2)...............................................................    15,415,326     20,015,241
  Income taxes receivable (Note 5).................................................           300        448,087
  Prepaid expenses and other.......................................................     1,632,401      1,436,415
  Available-for-Sale Security (Notes 1 and 13).....................................       181,400        621,875
                                                                                      -----------    -----------
Total current assets...............................................................    32,530,040     37,608,162
                                                                                      -----------    -----------
Equipment:
  Equipment and furniture..........................................................     9,472,206      8,934,327
  Less accumulated depreciation....................................................    (6,317,823)    (5,372,044)
                                                                                      -----------    -----------
                                                                                        3,154,383      3,562,283
                                                                                      -----------    -----------
Other assets:
  Trademarks, net of amortization of $762,388 and $666,766 in 1999 and 1998,
     respectively..................................................................       236,301        239,530
  Due from officer.................................................................       173,512        173,512
                                                                                      -----------    -----------
                                                                                          409,813        413,042
                                                                                      -----------    -----------
                                                                                      $36,094,236    $41,583,487
                                                                                      ===========    ===========
                       LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable (Note 3)...........................................................   $13,881,901    $18,618,186
  Accounts payable.................................................................     3,322,094      2,455,073
  Accrued expenses (Note 11).......................................................     3,055,309      3,351,962
  Settlement note payable (Note 8).................................................       300,000        300,000
                                                                                      -----------    -----------
Total current liabilities..........................................................    20,559,304     24,725,221
                                                                                      -----------    -----------
Other liabilities:
  Royalty payable, long-term (Note 8)..............................................        50,000        100,000
  Settlement note payable, long-term (Note 8)......................................     1,500,000      2,000,000
                                                                                      -----------    -----------
                                                                                        1,550,000      2,100,000
                                                                                      -----------    -----------
Commitments and contingencies (Note 6)
Shareholders' equity (Notes 1 and 4):
  Preferred stock, par value $.10 per share; authorized 500,000 shares; issued and
     outstanding, none.............................................................            --             --
  Common stock, par value $.01 per share; authorized 20,000,000 shares;
     issued and outstanding 12,571,258 and 12,570,258 in 1999
     and 1998, respectively........................................................       125,713        125,703
  Capital in excess of par.........................................................     6,838,723      6,837,983
  Retained earnings................................................................     6,839,096      7,172,705
  Accumulated other comprehensive income (Notes 1 and 13)..........................       181,400        621,875
                                                                                      -----------    -----------
                                                                                       13,984,932     14,758,266
                                                                                      -----------    -----------
                                                                                      $36,094,236    $41,583,487
                                                                                      ===========    ===========

                            See accompanying notes.

                  PENTECH INTERNATIONAL INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                               YEAR ENDED SEPTEMBER 30,
                                                                       -----------------------------------------
                                                                          1999           1998           1997
                                                                       -----------    -----------    -----------
Net sales (Note 9)..................................................   $60,949,084    $57,485,045    $60,806,386
Cost of sales.......................................................    41,529,037     41,350,327     39,975,368
                                                                       -----------    -----------    -----------
     Gross profit...................................................    19,420,047     16,134,718     20,831,018
Selling, general and administrative expenses........................    18,286,990     18,474,161     17,988,791
Loss from cosmetics operation (Note 7)..............................            --             --        687,000
                                                                       -----------    -----------    -----------
     Income (loss) from operations..................................     1,133,057     (2,339,443)     2,155,227
                                                                       -----------    -----------    -----------

Other (income) expense:
  (Income) from litigation (Note 14)................................            --       (965,542)            --
  Interest expense..................................................     1,470,699      1,528,779      1,583,750
  Interest income...................................................        (4,033)       (33,392)        (9,660)
                                                                       -----------    -----------    -----------
                                                                         1,466,666        529,845      1,574,090
                                                                       -----------    -----------    -----------
(Loss) income before taxes..........................................      (333,609)    (2,869,288)       581,137
Income tax expense (benefit) (Note 5)...............................            --        635,015        (18,877)
                                                                       -----------    -----------    -----------
Net (loss) income...................................................   $  (333,609)   $(3,504,303)   $   600,014
                                                                       ===========    ===========    ===========
Basic and diluted (loss) earnings per common share (Note 1).........   $      (.03)   $      (.28)   $       .05
                                                                       ===========    ===========    ===========

                            See accompanying notes.

                  PENTECH INTERNATIONAL INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                 YEARS ENDED SEPTEMBER 30, 1999, 1998 AND 1997

                                        COMMON STOCK                                                               ACCUMULATED
                                      NUMBER OF SHARES                   CAPITAL                                      OTHER
                                   -----------------------              IN EXCESS     RETAINED     COMPREHENSIVE   COMPREHENSIVE
                                   AUTHORIZED     ISSUED      AMOUNT      OF PAR      EARNINGS     INCOME (LOSS)     INCOME
                                   ----------   ----------   --------   ----------   -----------   -------------   -------------
Balance, September 30,
  1996...........................  20,000,000   10,496,758   $104,968   $5,845,781   $10,076,994                            --
  Issuance of Common Stock.......                2,007,500     20,075      943,362
  Net income.....................                                                        600,014    $   600,014
                                   ----------   ----------   --------   ----------   -----------    -----------      ---------
Balance, September 30,
  1997...........................  20,000,000   12,504,258    125,043    6,789,143    10,677,008                            --

  Comprehensive (loss):
    Net loss.....................                                                     (3,504,303)   $(3,504,303)

  Other comprehensive income:
    Unrealized gain on available-
      for-sale security..........                                                                       621,875      $ 621,875
                                                                                                    -----------
  Comprehensive (loss)...........                                                                   $(2,882,428)
  Issuance of Common Stock.......                   66,000        660       48,840
                                   ----------   ----------   --------   ----------   -----------    -----------      ---------
Balance, September 30,
  1998...........................  20,000,000   12,570,258    125,703    6,837,983     7,172,705                       621,875

  Comprehensive (loss):
  Net loss.......................                                                       (333,609)   $  (333,609)
  Other comprehensive (loss)
    Unrealized loss on available-
      for-sale security..........                                                                      (440,475)      (440,475)
                                                                                                    -----------
Comprehensive (loss).............                                                                   $  (774,084)
Issuance of Common Stock.........                    1,000         10          740
                                   ----------   ----------   --------   ----------   -----------    -----------      ---------
                                   20,000,000   12,571,258   $125,713   $6,838,723   $ 6,839,096                     $ 181,400
                                   ==========   ==========   ========   ==========   ===========                     =========

                            See accompanying notes.

                  PENTECH INTERNATIONAL INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                YEAR ENDED SEPTEMBER 30,
                                                                         ---------------------------------------
                                                                            1999          1998           1997
                                                                         ----------    -----------    ----------
Cash flows from operating activities:
  Net (loss) income....................................................  $ (333,609)   $(3,504,303)   $  600,014
     Adjustments to reconcile net (loss) income to net cash (used in)
       provided by operating activities:
       Depreciation....................................................     945,779        942,432       982,702
       Amortization....................................................      95,622        100,363       116,925
       Provision for losses on accounts receivable.....................      95,753        134,974        15,401
       Deferred income taxes...........................................          --        635,015       290,099
       Provision for loss from cosmetics operation.....................          --             --       687,000
     Change in assets and liabilities:
       (Increase) decrease in accounts receivable......................  (1,069,171)     1,746,117    (1,771,187)
       Decrease (increase) in inventory................................   4,599,915     (1,957,743)     (152,916)
       (Increase) decrease in prepaid expenses and other...............    (195,986)       118,620      (605,228)
       (Increase) in due from officer..................................          --        (32,000)      (32,001)
       (Decrease) in bankers' acceptances payable......................          --             --    (1,488,757)
       Increase (decrease) in accounts payable.........................     867,021      1,121,468      (331,698)
       (Decrease) in accrued expenses..................................    (296,653)       (88,742)     (386,426)
       (Decrease) in settlement payables...............................    (550,000)      (500,000)   (1,000,000)
       Change in income taxes payable/receivable.......................     447,787        (25,641)      723,968
                                                                         ----------    -----------    ----------
Net cash provided by (used in) operating activities....................   4,606,458     (1,309,440)   (2,352,104)
Cash flows from investing activities:
  Sale of cosmetics assets.............................................          --        758,426            --
  Purchase of equipment and furniture..................................    (537,879)      (697,884)     (793,006)
  Increase in trademarks...............................................     (92,393)       (70,185)     (118,891)
                                                                         ----------    -----------    ----------
Net cash used in investing activities..................................    (630,272)        (9,643)     (911,897)
Cash flows from financing activities
  Net (decrease) increase in notes payable.............................  (4,736,285)     1,380,120    (4,114,432)
  Proceeds from the issuance of Common Stock...........................         750         49,500       963,437
                                                                         ----------    -----------    ----------
Net cash (used in) provided by financing activities....................  (4,735,535)     1,429,620    (3,150,995)
                                                                         ----------    -----------    ----------
Net (decrease) increase in cash and cash equivalents...................    (759,349)       110,537    (6,414,996)
Cash and cash equivalents, beginning of year...........................     759,349        648,812     7,063,808
                                                                         ----------    -----------    ----------
Cash and cash equivalents, end of year.................................  $       --    $   759,349    $  648,812
                                                                         ==========    ===========    ==========
Supplemental disclosures of cash flow information:
Non-cash investing activities:
  (Decrease) increase in fair value of available for sale equity
     security..........................................................  $ (440,475)   $   621,875
  Purchase of fixed assets by capital lease............................          --             --    $   72,050
  Cash paid during the year for:
     Interest..........................................................  $1,557,011    $ 1,454,840     1,773,920
     Income taxes......................................................          --             --    $   30,931

                            See accompanying notes.

                  PENTECH INTERNATIONAL INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization

     Pentech International Inc. (the "Company") was formed in April 1984. A wholly-owned subsidiary, Sawdust Pencil Co. ("Sawdust"), was formed in November 1989. The Company and its subsidiary are engaged in the production, design, and marketing of writing and drawing instruments. In October 1993, the Company formed another wholly-owned subsidiary, Pentech Cosmetics, Inc., to manufacture and distribute cosmetic pencils. During Fiscal 1997, the Company decided to dispose of this product line. The Company primarily operates in one business segment: the manufacture and marketing of pens, markers, pencils, other writing instruments and activity kits, primarily to major mass market retailers located in the United States, under the "Pentech" name or licensed trademark brand. The Company's fiscal year ends September 30.

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

  Cash Equivalents

     The Company considers all time deposits with a maturity of three months or less to be cash equivalents.

  Inventory and Cost of Sales

     Inventory is stated at the lower of cost (first-in, first-out) or market. Cost of sales for imported products includes the invoice cost, duty, freight in, display and packaging costs. Cost of domestically manufactured products includes raw materials, labor, overhead and packaging costs.

  Equipment and Depreciation

     Equipment is stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives of the assets, which range between five to ten years. Major improvements to existing equipment are capitalized. Expenditures for maintenance and repairs which do not extend the life of the assets are charged to expense as incurred.

  Trademarks

     Costs related to trademarks are being amortized over a five year period on a straight-line basis.

  Revenue Recognition

     Revenue is recognized upon shipment of product to the customer.

  Fair Value of Financial Instruments

     The fair value for cash and accounts receivable approximate carrying amounts due to the short maturity of these instruments. The fair value amounts for notes payable approximate carrying amounts due to the variable interest rates.

                  PENTECH INTERNATIONAL INC. AND SUBSIDIARIES

                               SEPTEMBER 30, 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (Loss) Earnings Per Share:

     In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings Per Share, which was adopted by the Company in December 1997. SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earning per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share for all periods have been presented and conform to the SFAS No. 128 requirements.

     The following table sets forth the computation of basic and diluted earnings per share:

                                                                               YEAR ENDED SEPTEMBER 30,
                                                                       -----------------------------------------
                                                                          1999           1998           1997
                                                                       -----------    -----------    -----------
Numerator:
  Net (loss) income.................................................   $  (333,609)   $(3,504,303)   $   600,014
                                                                       ===========    ===========    ===========
Denominator:
  Denominator for basic earnings per share-weighted average
     shares.........................................................    12,570,508     12,537,258     12,297,124
Effect of dilutive securities:
  Employee stock options............................................             0              0        194,043
                                                                       -----------    -----------    -----------
Denominator for diluted earnings per share--adjusted weighted
  average shares and assumed conversions............................   $12,570,508    $12,537,258    $12,491,167
                                                                       ===========    ===========    ===========
Basic and diluted (loss) income per share...........................   $      (.03)   $      (.28)   $       .05
                                                                       ===========    ===========    ===========

  Stock Based Compensation

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

  Other Recently Issued Accounting Standard

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" which is effective for years beginning after June 15, 2000. The Company has completed its review of SFAS 133 and has concluded that the adoption of this statement would not have any effect on the Company and its reporting.

                  PENTECH INTERNATIONAL INC. AND SUBSIDIARIES

                               SEPTEMBER 30, 1999

2. INVENTORY

                                                                                         1999           1998
                                                                                      -----------    -----------
Raw materials......................................................................   $ 4,261,866    $ 6,634,833
Work-in-process....................................................................     1,748,504      1,641,162
Finished goods.....................................................................    10,510,956     12,849,246
Allowance for slow-moving items....................................................    (1,106,000)    (1,110,000)
                                                                                      -----------    -----------
                                                                                      $15,415,326    $20,015,241
                                                                                      ===========    ===========

3. NOTES PAYABLE

                                                                                         1999           1998
                                                                                      -----------    -----------
Revolving line of credit, interest payable monthly at prime plus .5%
  (8.75% at September 30, 1999 and 9% at September 30, 1998).......................   $ 1,881,901    $ 4,618,186
Revolving line of credit, interest payable monthly at LIBOR plus 2.5%
  (ranging from 7.76% to 7.87% at September 30, 1999 and 7.813% to 8.188% at
  September 30, 1998)..............................................................    12,000,000     14,000,000
                                                                                      -----------    -----------
                                                                                      $13,881,901    $18,618,186
                                                                                      ===========    ===========

     (a) In January 1997, the Company entered into a three year $30,000,000 Revolving Credit Agreement with BankAmerica Business Credit, Inc. now known as Bank of America, N.A. ("BABC") (the "Credit Agreement"). Borrowings under the Credit Agreement are subject to limitations based upon eligible inventory and accounts receivable as defined in the Credit Agreement. Amounts borrowed under the Credit Agreement accrue interest, at the Company's option, at either prime plus .5% or libor plus 2.5%.

     The Credit Agreement is collateralized by a security interest in substantially all of the assets of the Company. In connection with the Credit Agreement, the Company has agreed, among other things, to the maintenance of certain minimum amounts of tangible net worth and interest coverage ratios and the Company cannot declare a cash divided without the consent of BABC.

     (b) In January 1999, the Company and BABC entered into an agreement to amend the Credit Agreement. This amendment, among other things, waived compliance with the violated covenants, reduced the revolving credit facility to $25,000,000, modified the financial covenants for Fiscal 1999, lowered the maximum inventory advance and allowed for a seasonal over-advance.

     (c) In December 1999, the Company and BABC entered into an agreement to renew the Credit Agreement for an additional three years (the "Renewal"). The Renewal, among other things, waives compliance with certain financial covenants violated at September 30, 1999, modifies the financial covenants for the next three fiscal years, increases the maximum inventory advance and allows for a seasonal over-advance.

     The weighted average annual interest rate during the periods on the outstanding short-term borrowings was 8.0% and 8.4% for fiscal years ended September 30, 1999 and 1998, respectively.

4. SHAREHOLDERS' EQUITY

  Stock Options

     During Fiscal 1997, the Company granted options (outside of the plans discussed herein) covering in the aggregate 20,000 shares of common stock at an exercise price of $1.19 per share (representing fair market value at date of grant). In addition, options covering in the aggregate of 175,000 shares were canceled.

                  PENTECH INTERNATIONAL INC. AND SUBSIDIARIES

                               SEPTEMBER 30, 1999

4. SHAREHOLDERS' EQUITY--(CONTINUED)

  Stock Option Plans

     On January 5, 1989, the Company adopted a stock option plan ("1989 Plan"). The 1989 Plan provides for options and limited stock appreciation rights ("Limited SARs") to be granted in tandem to issue up to 600,000 shares of common stock. Limited SARs may only be granted in conjunction with related options.

     The exercise price of options granted may not be less than the fair market value of the shares on the date of the grant (110% of such fair market value for a holder of more than 10% of the Company's voting securities), nor may options be exercised more than ten years from date of grant (5 years for a holder of more than 10% of the Company's voting securities). No SARs have been granted. The 1989 Plan was terminated on January 5, 1999. Outstanding options continue to be exercisable according to their terms and remain subject to all the terms and conditions of the 1989 Plan, however no more grants can be issued.

     On April 14, 1993, the Company adopted a Stock Option Plan ("1993 Plan"). The 1993 Plan provides for the issuance of incentive and nonstatutory stock options to employees, consultants, advisors and/or directors for a total up to 700,000 shares of common stock. The exercise price of options granted may not be less than the fair market value of the shares on the date of grant (110% of such fair market value for a holder of more than 10% of the Company's common stock), nor may options be exercised more than five years from date of grant. The 1993 Plan will terminate on January 4, 2003.

     On May 9, 1995, the Company adopted a Stock Option Plan ("1995 Plan"). The 1995 Plan provides for the issuance of incentive and nonstatutory stock options to employees, consultants, advisors and/or directors for a total of up to 700,000 shares of Common Stock. The determination of the exercise price of the options granted under the 1995 Plan are the same as those of the 1993 Plan. The 1995 Plan will terminate on January 4, 2005.

     On November 26, 1996, the Board of Directors offered to cancel and reissue certain options (at a reduced level) in the 1989 and 1993 Plans at the fair market value of the Company's Common Stock on such date. Upon acceptance by the option holders, the vesting period began one year from the date of the offer and the options become exercisable ratably over a period of three years and expire four years from the date of issuance.

     The table below presents option information for the 1989 Plan:

                                                 YEAR ENDED                YEAR ENDED                 YEAR ENDED
                                             SEPTEMBER 30, 1999        SEPTEMBER 30, 1998         SEPTEMBER 30, 1997
                                           ----------------------    ----------------------    ------------------------
                                           PRICE RANGE    SHARES     PRICE RANGE    SHARES     PRICE RANGE      SHARES
                                           -----------    -------    -----------    -------    ------------    --------
Outstanding, beginning of year..........   $0.75-2.875    270,600    $      0.75    285,600    $3.125-7.875     351,000
Options granted.........................                              1.50-2.875    105,000            0.75     285,600
Canceled................................    0.75-2.875    (78,600)          0.75    (72,000)    3.125-7.875    (351,000)
Exercised...............................                                    0.75    (48,000)
                                           -----------    -------    -----------    -------    ------------    --------
Outstanding, end of year................   $0.75-2.875    192,000    $0.75-2.875    270,600    $       0.75     285,600
                                           ===========    =======    ===========    =======    ============    ========
Eligible for exercise currently.........   $0.75-2.875    107,835    $      0.75     51,200              --          --
                                           ===========    =======    ===========    =======    ============    ========

     The table below presents option information for the 1993 Plan:

                                                YEAR ENDED                 YEAR ENDED                  YEAR ENDED
                                            SEPTEMBER 30, 1999         SEPTEMBER 30, 1998          SEPTEMBER 30, 1997
                                          -----------------------    -----------------------    ------------------------
                                          PRICE RANGE     SHARES     PRICE RANGE     SHARES     PRICE RANGE      SHARES
                                          -----------    --------    -----------    --------    ------------    --------
Outstanding, beginning of year.........   $0.75-5.50      310,500    $0.75-5.50      440,500    $3.125-6.125     647,500
Options granted........................    0.75-1.25      155,600            --           --      0.75-0.875     385,500
Canceled...............................    0.75-5.50     (125,500)    0.75-4.50     (112,000)    3.125-6.125    (592,500)
Exercised..............................         0.75       (1,000)         0.75      (18,000)
                                          -----------    --------    -----------    --------    ------------    --------
Outstanding, end of year...............   $0.75-5.50      339,600    $0.75-5.50      310,500    $  0.75-5.50     440,500
                                          ===========    ========    ===========    ========    ============    ========
Eligible for exercise currently........   $0.75-5.50      133,500    $0.75-5.50       96,000    $  4.50-5.50      43,000
                                          ===========    ========    ===========    ========    ============    ========

                  PENTECH INTERNATIONAL INC. AND SUBSIDIARIES

                               SEPTEMBER 30, 1999

4. SHAREHOLDERS' EQUITY--(CONTINUED)

     The table below presents option information for the 1995 Plan:

                                            YEAR ENDED                  YEAR ENDED                   YEAR ENDED
                                        SEPTEMBER 30, 1999          SEPTEMBER 30, 1998           SEPTEMBER 30, 1997
                                     ------------------------    -------------------------    ------------------------
                                      PRICE RANGE      SHARES     PRICE RANGE      SHARES      PRICE RANGE     SHARES
                                     --------------    ------    --------------    -------    -------------    -------
Outstanding, beginning of year....   $  0.75-2.9375    75,002    $ 0.750-2.9375    123,000    $        3.00     10,000
Options granted...................               --        --       1.625-1.688      9,500     0.750-2.9375    123,000
Canceled..........................      0.75-1.4375    (8,500)    1.4375-2.9375    (57,498)            3.00    (10,000)
Exercised.........................               --        --                --         --               --         --
                                     --------------    ------    --------------    -------    -------------    -------
Outstanding, end of year..........   $1.4375-2.9375    66,502    $  0.75-2.9375     75,002    $ 0.75-2.9375    123,000
                                     ==============    ======    ==============    =======    =============    =======
Eligible for exercise currently...   $1.4375-2.9375    49,002    $  0.75-2.9375     29,750    $      1.4375     12,000
                                     ==============    ======    ==============    =======    =============    =======

     The Financial Accounting Standards Board has issued Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation" ("FAS 123"). FAS 123 took effect for transactions entered into during the fiscal year beginning October 1, 1996; with respect to disclosures required for entities that elect to continue to measure compensation cost using prior permitted accounting method, such disclosures must include the effects of all awards granted in the fiscal year beginning October 1, 1995. The Company has elected to follow Accounting Principles Board Opinion No. 25. "Accounting for Stock Issued to Employees" (APB
25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Pro forma information regarding net income and earnings per share is required by Statement No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. This fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate...........................................................        6.01%
Expected dividend yield...........................................................           0%
Expected stock price volatility...................................................        .605%
Expected life of options..........................................................    2-6 years

     The weighted average fair value of options granted during Fiscal 1999 and Fiscal 1998 is $.68 and $.74 per share, respectively.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can mutually affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows (in thousands except for earnings per share amounts):

                                           SEPTEMBER 30, 1999          SEPTEMBER 30, 1998          SEPTEMBER 30, 1997
                                        ------------------------    ------------------------    ------------------------
                                        AS REPORTED    PRO FORMA    AS REPORTED    PRO FORMA    AS REPORTED    PRO FORMA
                                        -----------    ---------    -----------    ---------    -----------    ---------
Net (loss) income....................      $(334)        $(404)       $(3,504)      $(3,594)       $ 600         $ 491
(Loss) earnings per share............      $(.03)        $(.03)       $  (.28)      $  (.29)       $ .05         $ .04

                  PENTECH INTERNATIONAL INC. AND SUBSIDIARIES

                               SEPTEMBER 30, 1999

5. INCOME TAXES

                                                                              1999         1998         1997
                                                                            --------     --------     ---------
Expense/(Benefit)
Federal:
  Current...............................................................    $     --     $     --     $(309,276)
  Deferred..............................................................          --      349,002       273,730
State:
  Current...............................................................          --           --           300
  Deferred..............................................................          --      286,013        16,369
                                                                            --------     --------     ---------
                                                                            $     --     $635,015     $ (18,877)
                                                                            ========     ========     =========

     Reconciliations of the statutory federal income tax rate of 34% to the effective tax rates are as follows:

                                                                                   1999        1998        1997
                                                                                  ------      ------      ------
Statutory tax rate...........................................................     (34.00)%    (34.00)%     34.00%
State income taxes, net of federal tax expense (benefit).....................       9.88       (4.84)       1.86
IRS audit adjustment.........................................................                               5.32
Permanent differences........................................................      10.04                    1.37
Increase (decrease) in valuation allowance...................................      16.94       57.46      (47.77)
Other........................................................................      (2.86)       2.14       (6.65)
                                                                                  ------      ------      ------
Effective tax rate...........................................................         --       22.13%      (3.25)%
                                                                                  ======      ======      ======

                  PENTECH INTERNATIONAL INC. AND SUBSIDIARIES

                               SEPTEMBER 30, 1999

5. INCOME TAXES--(CONTINUED)

     Significant components of the Company's deferred tax assets and liabilities as of September 30, 1999 and 1998 are as follows:

                                                                                              SEPTEMBER 30,
                                                                                         ------------------------
                                                                                            1999          1998
                                                                                         ----------    ----------

Current deferred tax liability:
  State taxes on deferred federal items...............................................   $  (51,957)   $  (68,687)
                                                                                         ----------    ----------
Current deferred tax assets:
  Bad debts...........................................................................       15,331        55,390
  Inventory reserve...................................................................      475,580       477,300
  Reserve for returns and allowances..................................................      267,018       303,528
  Unicap..............................................................................        8,364         7,787
                                                                                         ----------    ----------
  Total current deferred tax assets...................................................      766,293       844,005
Valuation allowance on current deferred tax assets....................................     (714,336)     (775,318)
                                                                                         ----------    ----------
                                                                                             51,957        68,687
                                                                                         ----------    ----------
  Net current deferred tax assets.....................................................   $       --    $       --
                                                                                         ==========    ==========
Long-term deferred tax liabilities:
  Depreciation........................................................................   $ (853,163)   $ (932,290)
                                                                                         ----------    ----------
Long-term deferred tax assets:
  Reserve for litigation..............................................................      817,000     1,053,500
  State net operating loss carryforwards..............................................      552,210       535,598
  Federal net operating loss carryforward.............................................    1,440,331     1,182,076
                                                                                         ----------    ----------
Total long-term deferred tax assets...................................................    2,809,541     2,771,174
Valuation allowance on long-term deferred tax assets..................................   (1,956,378)   (1,838,884)
                                                                                         ----------    ----------
                                                                                            853,163       932,290
                                                                                         ----------    ----------
  Net long-term deferred tax assets...................................................   $       --    $       --
                                                                                         ==========    ==========

     The Company has generated state net operating loss carryforwards of $6,135,663, which will expire in varying amounts beginning on September 30, 2001. The Company has also generated a federal net operating loss carryforward of $4,206,218, which will expire in varying amounts on September 30, 2013.

     In 1997, approximately $277,000 of the valuation allowance was recognized as a tax benefit. In 1998, the Company increased the valuation allowance to $2,614,202 due to the uncertainty of its ability to fully utilize the federal and state net operating loss carryforward. In 1999, there was a net increase in the valuation allowance to $2,670,714. As in the prior year, in 1999 no tax benefit was recognized due to the uncertainty of utilizing the net loss carryforwards.

                  PENTECH INTERNATIONAL INC. AND SUBSIDIARIES

                               SEPTEMBER 30, 1999

6. COMMITMENTS AND CONTINGENCIES

  Letters of Credit

     The Company was contingently liable for outstanding letters of credit of $158,202 at September 30, 1999.

  Leases

     Rent expense for the years ended September 30, 1999, 1998 and 1997 amounted to $1,022,852, $1,056,934 and $1,024,491, respectively.

     In May 1990, the Company entered into a 60 month lease for manufacturing space. The lease provides for all real estate taxes and operating expenses to be paid by the Company and it contains options to renew for two 60 month periods. The Company exercised its first option and extended the lease for an additional 60 months commencing in June 1995.

     In March 1993, the Company entered into a 60 month lease for office, warehouse and manufacturing space. The lease provides for all real estate taxes and operating expenses to be paid by the Company and it contains an option to renew for an additional 60 month period. In October 1997, the Company exercised its option to renew.

     In August 1995, the Company entered into a 60 month lease for its 130,000 square foot distribution center. The lease provides for all real estate taxes and operating expenses to be paid by the Company and it contains two options to renew for two five year periods.

     Future minimum rental payments under operating leases are as follows:

       2000.............................................................   $  744,932
       2001.............................................................      177,743
       2002.............................................................      141,375
       2003.............................................................       82,469
                                                                           ----------
                                                                           $1,146,519
                                                                           ==========

  Concentration of Labor

     In December 1992, the production and maintenance employees of the Company's wholly owned subsidiary, Sawdust, voted to join local 478 of the International Brotherhood of Teamsters (the "Union"). In the Company's fiscal year ended September 30, 1996 ("Fiscal 1996"), Sawdust renewed its labor agreement with the Union for the benefit of these employees, which agreement expired August 31, 1999. The Union has agreed to work under the terms and conditions of the expired contract until a new contract is negotiated and a determination is made as to the impact of the Company's investigation into moving a portion of its manufacturing facility overseas. As of September 30, 1999, 47% of the Company's employees were members of the Union. To date, the Company has maintained a favorable relationship with the Union.

7. LOSS FROM COSMETICS OPERATION

     During the second quarter of 1997, the Board of Directors determined to discontinue its cosmetics operation and focus its efforts primarily on its writing instruments business. The loss from cosmetics operation reported in the second quarter of 1997 reflects the write-down of certain assets of this operation to their estimated net realizable value (Note 13).

                  PENTECH INTERNATIONAL INC. AND SUBSIDIARIES

                               SEPTEMBER 30, 1999

8. PARADISE SETTLEMENT

     In October 1987, the Company commenced an action against Leon Hayduchok, All-Mark Corporation and Paradise Creations, Inc., (collectively, "Paradise") in the United States District Court for the Southern District of New York which resulted in an adverse multi-million dollar judgment against Pentech. In December 1996, the parties to such litigation entered into a settlement agreement providing, among other things, for Pentech to pay $500,000 at the date of signing, deliver a $3,000,000 promissory note plus interest at the rate of 7% per annum (the "Note") and enter into a five year non-exclusive license to sell such products for a 10% royalty, with an aggregate minimum royalty of $500,000 (the "Paradise Settlement"). The Company paid Paradise the $500,000 at the date of signing in January 1997 and a required payment against the Note of $400,000 in February 1997. In addition, the Note required $100,000 quarterly principal payments commencing January 1, 1998. Quarterly principal payments have been made through October, 1999. The Company also has paid $300,000 against the minimum royalty.

9. MAJOR CUSTOMER AND CONCENTRATION OF CREDIT RISK

     For the years ended September 30, 1999, 1998 and 1997, the Company had one customer who accounted for 9%, 12% and 13%, respectively, of net sales. Concentration of credit risk with respect to trade receivables is generally limited due to the Company's use of credit limits, credit insurance and ongoing credit evaluations and account monitoring procedures.

10. 401(K) PLAN

     The Company has a defined contribution 401(k) plan, covering substantially all employees not covered under a collective bargaining agreement. The plan provides employees an opportunity to make pre-tax payroll contributions to the plan. The plan was amended on April 1, 1996 to incorporate an employer discretionary match of 1/3 of the first 6% of employee contributions. For the years ended September 30, 1999, 1998, 1997 the Company contributed $37,500, $32,558 and $36,273, respectively.

11. ACCRUED EXPENSES

                                                                                                    SEPTEMBER 30,
                                                                                              -------------------------
                                                                                                 1999           1998
                                                                                              ----------     ----------
       Accrued returns and advertising rebates............................................    $2,038,410     $1,878,847
       Accrued royalties..................................................................       430,000        346,940
       Other accrued expenses.............................................................       586,899      1,126,175
                                                                                              ----------     ----------
                                                                                              $3,055,309     $3,351,962
                                                                                              ==========     ==========

12. PRIVATE PLACEMENT

     In January 1997, the Company completed a private offering of 20 Units, each Unit consisting of 100,000 shares of Common Stock of the Company for $50,000 per Unit (the "Private Offering"). The Company received net proceeds of $963,000 from the Private Offering. Officers and directors of the Company acquired 52.5% of the Units sold in the Private Offering and participated on the same terms as the other investors in the Private Offering. The terms of the Private Offering were established by a Special Committee of the Board of Directors who did not participate in the Private Offering. The Company was required by its banks (at that time) to raise funds in the Private Offering in order to fund the $500,000 payment referred to in Note 8 and to enable the Company to fund its requirements for capital expenditures.

                  PENTECH INTERNATIONAL INC. AND SUBSIDIARIES

                               SEPTEMBER 30, 1999

13. SALE OF COSMETIC ASSETS/AVAILABLE-FOR-SALE SECURITY

     In November 1997, the Company entered into an agreement to sell the fixed assets and inventory of its Cosmetics subsidiary to an outside company, Fun Cosmetics Inc. ("Fun") (significantly owned by a former employee) for its net book value of $758,000 plus 200,000 shares of Fun. In December 1997, $100,000 was received as a down payment, $150,000 was received at closing and a note was issued for approximately $508,000 bearing interest at a rate of 9% per annum. The terms of the note provided that the principal be reduced by $150,000 a month commencing February 1998, until paid. This note was paid in full in March 1998. At the time of sale, the Company assigned no value to the shares received since the acquiring company was a start-up company with minimal assets and was still seeking financing. Since November 1997, Fun has raised additional equity and funding and has become a non-reporting company whose shares are listed on the NASD Electronic Bulletin Board. At September 30, 1999, the value of this stock (based on quoted market prices) was $.907 a share. The Company has the right to begin selling its shares in Fun. However, due to the historically low level of trading activity, the number of shares the Company owns and the fact that the shares are unregistered, there is no assurance the Company will realize the current market value.

14. INCOME FROM LAWSUIT SETTLEMENT

     In June 1997, the Company commenced an action against Cooper and Dunham LLP and Lewis H. Eslinger (collectively, "Defendants") in the Supreme Court of the State of New York and County of New York for legal malpractice, gross negligence, misrepresentation and breach of contract in connection with the adverse, multi-million dollar judgment resulting from a patent infringement case which the defendants had been retained to pursue. On April 10, 1998, the Company terminated this action and received a payment of $1,250,000. All actions arising from the patent infringement case have now been discontinued with prejudice.

                  PENTECH INTERNATIONAL INC. AND SUBSIDIARIES

          SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

                 YEARS ENDED SEPTEMBER 30, 1999, 1998 AND 1997

COLUMN A                                              COLUMN B      COLUMN C      COLUMN D      COLUMN E
--------------------------------------------------   ----------    ----------    ----------    ----------
                                                                   CHARGED TO
                                                     BALANCE AT    COSTS AND                   BALANCE AT
                                                     BEGINNING     EXPENSES/                     END OF
DESCRIPTION                                          OF PERIOD       OTHER       DEDUCTIONS(1)   PERIOD
--------------------------------------------------   ----------    ----------    ----------    ----------
Year ended September 30, 1999
  Allowance for doubtful accounts.................   $ 128,814     $  95,753     $ 188,913     $   35,654
                                                     ==========    ==========    ==========    ==========
  Allowance for slow moving items.................   $1,110,000    $ 213,000     $ 217,000     $1,106,000
                                                     ==========    ==========    ==========    ==========
  Valuation allowance for deferred taxes..........   $2,614,202    $  56,512     $      --     $2,670,714
                                                     ==========    ==========    ==========    ==========
Year ended September 30, 1998
  Allowance for doubtful accounts.................   $  30,087     $ 134,974     $  36,247     $  128,814
                                                     ==========    ==========    ==========    ==========
  Allowance for slow moving items.................   $1,210,000    $ 300,000     $ 400,000     $1,110,000
                                                     ==========    ==========    ==========    ==========
  Valuation allowance for deferred taxes..........   $ 965,565     $1,648,637           --     $2,614,202
                                                     ==========    ==========    ==========    ==========
Year ended September 30, 1997
  Allowance for doubtful accounts.................   $ 402,513     $  15,401     $ 387,827     $   30,087
                                                     ==========    ==========    ==========    ==========
  Allowance for slow moving items.................   $1,386,000    $ 400,000     $ 576,000     $1,210,000
                                                     ==========    ==========    ==========    ==========
  Valuation allowance for deferred taxes..........   $1,243,191    $ 237,009     $ 514,635     $  965,565
                                                     ==========    ==========    ==========    ==========

------------------
(1) Amount represents various accounts written off during the year, net of recoveries.

                                 EXHIBIT INDEX


EXHIBIT
NUMBER   DESCRIPTION
------   -----------------------------------------------------------------------------------------------
 10.6     --   Waiver, Consent and Second Amendment to Loan and Security Agreement by and among Bank of
               America, N.A., the Company, Pentech Cosmetics and Sawdust Pencil Co. dated as of
               December 20, 1999.
 21       --   Subsidiaries of the Company.
 23.1     --   Consent of Ernst & Young LLP dated December 28, 1999.
 27       --   Financial Data Schedule.